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December 13, 2012

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C.  20549.

Re:                             priceline.com Incorporated
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of priceline.com Incorporated, a Delaware corporation (the “Company”), we transmit herewith for filing via EDGAR, a registration statement of the Company on Form S-4, together with all exhibits (“Registration Statement”), for the registration under the Securities Act of 1933, as amended (the “Act”), of 2,564,611 shares of common stock of the Company to be issued pursuant to the terms of the Agreement and Plan of Merger among KAYAK Software Corporation, priceline.com Incorporated, and Produce Merger Sub, Inc., dated November 8, 2012, and filed with the Securities and Exchange Commission (the “Commission”) via Form 8-K on November 9, 2012.

The filing fee of $201,114 has been wired to the account of the Commission at U.S. Bank of St. Louis, Missouri, in payment of the registration fee.  The filing fee has been calculated in accordance with Rule 457(f) under the Act, as summarized on the cover page of the Registration Statement.

If you have any queries regarding the Registration Statement, please contact the undersigned at (212) 558 4801.

Very truly yours,

/s/ Brian E. Hamilton (XR)

Brian E. Hamilton

(Enclosure)

cc:                      Xanthe Ranger

(Sullivan & Cromwell)